Turant Inc.

Financial Statements and Report

December 31, 2021

Table of Contents

Independent Accountant's Review Report

Anurag Goel
Turant Inc.
Saratoga, CA

We have reviewed the accompanying financial statements of Turant Inc. (the company), which comprise the statements of balance sheet as of December 31, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the period then ended (since incorporation on September 1, 2021), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting

whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Turant Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has relied on capital contributions from its owner and debt to cover losses and fund its operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Philip Debaugh, CPA

OWINGS MILLS, MD
August 29, 2022

Turant Inc.
Balance Sheet (Unaudited)
As of December 31, 2021

	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.d	$	6,385
Total Current Assets			6,385
Total Assets			6,385
Liabilities & Stockholder's Equity			
Liabilities			
Current Liabilities			
Accrued interest	2		93
Loan from shareholder	2		10,000
Total Current Liabilities			10,093
Total Liabilities			10,093
Stockholder's Equity	**3**		
Retained Earnings (Accumulated Deficit)			(3,708)
Total Stockholder's Equity			(3,708)
Total Liabilities & Stockholder's Equity		$	6,385

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Turant Inc.

Statement of Income (Unaudited)

For the period ended December 31, 2021

		2021
Operating Expenses		
Communications and information technology	$	2,316
Office supplies		548
Travel		407
Professional fees and services		176
Advertising and promotion		169
Total Operating Expenses		3,616
Operating Income (Loss)		(3,616)
Interest expense		92
Net Income (Loss)	$	(3,708)

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Turant Inc.

Statement of Changes in Stockholder's Equity (Unaudited)

For the period ended December 31, 2021

	Retained Earnings (Accumulated Deficit)	Total Stockholder’s Equity
Balance at September 1, 2021	-	-
Net income (loss)	$ (3,708)	$ (3,708)
Balance at December 31, 2021	$ 3,708	$ 3,708

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Turant Inc.

Statement of Cash Flows (Unaudited)

For the period ended December 31, 2021

		2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(3,708)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accrued interest		93
Net Cash Provided by (Used in) Operating Activities		(3,615)
Cash Flows from Financing Activities		
Proceeds from issuance of debt		10,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		6,385
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	6,385

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

Turant Inc. (the Company) offers Voice AI SaaS based Authentication. The Company is engaged with over 30 customers and partners including in USA, India, Indonesia, Central Europe and Saudi Arabia. The beta product is deployed and has realized initial revenue. The solutions involve instantiation of transactions using Voice Signature in Stock and commodity trading, E-commerce, digital payments, and loan collections.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes deposits at financial institutions. These are valued at cost which approximates market value.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of such financial instruments in the accompanying balance sheet approximate their fair values due to their relatively short-term nature.

f. Income taxes

The Company applies *ASC 740* Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company’s provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences

are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. The Company sustained a net operating loss during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it.

g. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Related party transactions

The Company received a $10,000 loan from its founder and CEO during 2021. The loan is payable on demand and accrues interest at a rate of 10% annually. The Company has accrued interest expense on the loan of $93 for the fiscal year ended December 31, 2021. As the loan is payable on demand it has been classified as a current liability.

The Company licenses voice verification software from SVSLabs Inc. a corporation in California that is is owned 50% each by Anurag Goel (a co-founder of Turant Inc.) and Vibha P. Goel (spouse of Anurag Goel). There is a one-time payment clause to eliminate the revenue share. Under the terms of the agreement the Company owes royalties of 5% of net sales to SVSLabs. As of December 31, 2021, the Company had not generated any sales and accordingly has accrued no royalties related to this contract.

3. Stockholder's equity

Under the articles of incorporation, the Company is authorized to issue 1,500 shares of Common Stock at a par value of $0.0001 per share. As of December 31, 2021, the number of shares issued and outstanding was zero.

4. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

5. Going Concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company has relied on capital contributions from its owner and debt to cover losses and fund its operations. Those factors and conditions create a substantial doubt about the Company’s ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has developed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

In August 2022, the Company entered into a licensing agreement with Turant Private Technologies Limited in an India corporation which has rights to market Turant Inc. products in India, Sri Lanka, Nepal and Bangladesh. Turant Private Technologies Limited is owned by Ravi Prakash and Yash Prakash who are relatives of Anurag Goel, a founder of Turant Inc. Ravi Prakash has been offered minority shares in Turant, Inc. No founder of Turant Inc. has any ownership of Turant Private Technologies Limited.

Management evaluated all activity of the Company through August 29, 2022(the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.